SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 01 February 2019

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

1 February 2019

Section 430(2B) Companies Act 2006 disclosure in relation to departing director

As announced on 25 October 2018, Gavin Patterson stepped down as Chief Executive and from the BT Board on 31 January 2019.

Gavin will be paid in accordance with the terms of his employment contract and BT's directors' remuneration policy, as approved by shareholders in 2017.

He will continue to receive his salary and contractual benefits until the end of his notice period being 25 October 2019.  Notice was served on 25 October 2018 following the announcement of his successor.  These pro-rated payments will total £777,489 salary and fees, £15,000 benefits and £203,000 pension allowance. Should Gavin wish to take on another role during the notice period, he will forfeit any payments owed to him as part of his outstanding notice period.  Customary restrictions on working for competitors are in place.

He will be eligible for an annual bonus (cash and deferred shares) under the 2018/19 bonus scheme.  Any bonus paid would be pro-rated to reflect his period of service as Chief Executive.

Gavin will be treated as a good leaver in respect of his outstanding awards under BT's long-term incentive plans.  Accordingly, his 2016 and 2017 incentive share plan awards will vest on their original vesting date to the extent that the performance conditions are met and, on vesting, would be pro-rated to reflect his period of service as Chief Executive. He did not receive a 2018 incentive share plan award.

Gavin's 2016 and 2018 deferred bonus awards (248,763 shares plus any dividend equivalents if paid) will vest in full in accordance with their original timeframes.  He did not receive a 2017 deferred bonus award.

He will receive no compensation or payment for the termination of his service contract or his ceasing to be a director of the company or any other group company, although BT will pay outplacement fees of up to £40,000 and legal fees of up to £9,000.

Full details of Gavin's remuneration arrangements for 2018/19 will be published in due course in the Report on Directors' Remuneration contained in BT's Annual Report & Form 20-F 2019.  Vesting and payment of the deferred awards and any vesting of his 2016 and 2017 incentive share plan awards will be disclosed, as required, in the appropriate directors' remuneration report.

Ends

Enquiries

Press office:
Tom Engel	Tel: 020 7356 5369

Investor relations:
Mark Lidiard	Tel: 020 7356 4909

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services. BT consists of four customer-facing units: Consumer, Enterprise, Global Services and Openreach.

For the year ended 31 March 2018, BT Group's reported revenue was £23,723m with reported profit before taxation of £2,616m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 01 February 2019